United States securities and exchange commission logo





                               August 5, 2022

       Yongsheng Liu
       Chief Executive Officer
       SunCar Technology Group Inc.
       c/o Shanghai Feiyou Trading Co., Ltd.
       Suite 209, No. 656 Lingshi Road
       Jing   an District, Shanghai, 200072
       People   s Republic of China

                                                        Re: SunCar Technology
Group Inc.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted July 8,
2022
                                                            CIK No. 0001936804

       Dear Mr. Liu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Cover Page

   1. We note your statement that "Auto Services Group Limited is not an operating company but a Cayman Islands
holding company with operations primarily conducted by its
                                                        subsidiaries in China."
Please revise to disclose this structure involves unique risks to investors. Your
disclosure should acknowledge that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations and/or a
material change in the value of the securities you are registering for sale, including that it
could cause the value of such securities to significantly decline or
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FirstName  LastNameYongsheng
SunCar Technology  Group Inc. Liu
Comapany
August     NameSunCar Technology Group Inc.
       5, 2022
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         become worthless. Please also revise this disclosure (and all related China-based issuer disclosure throughout the prospectus) to disclose your status as a China-based Issuer as it relates to PubCo post-combination.
2. Please revise the cover page to disclose the full amount of consideration in connection with the Business Combination, including the CEO's potential earnout shares.
3. We note the defined terms in the "Use of Certain Terms" section. Please revise to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in
         China and that the holding company does not conduct operations. Please revise to include definitions for "PRC Subsidiaries" and if different, "PRC Operating Entities." Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
5.       With respect to your transfers of cash, please disclose:

                On the cover page and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong
              Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries, by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

                Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

                To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
              alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

         Please note that the foregoing disclosure should not be qualified by materiality.
 Yongsheng Liu
SunCar Technology Group Inc.
August 5, 2022
Page 3
Questions and Answers about the Business Combination and the Extraordinary General Meeting, page 4

6. We note your redemption scenarios on page 151. Please add a question and answer to disclose the equity stakes of each group of shareholders in a chart or another easily understandable presentation in this section, that is as of a recent date. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities, and the shareholders of SunCar, including the earn-out. The disclosure should also show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.
7. We note that SunCar and the initial shareholders of Goldenbridge will enter into an insider share purchase agreement. Please add a question and answer to discuss in detail this insider share purchase agreement to include why the parties will enter into this agreement, the number of shares to be purchased and their aggregate purchase price.
         Additionally, please revise the question and answer captioned "Do any
of Goldenbridge   s
         directors, officers or the Sponsor have interests that may conflict with my interests with respect to the Business Combination?" on page 5 and the Interests of Certain Persons in the Business Combination section on page 18 to disclose this interest.
Q: What is the consideration being paid to SunCar security holders?, page 5

8. We note your disclosure that Mr. Zaichang Ye may be entitled to receive up to 1,600,000 earn-out shares if SunCar achieves certain revenue requirements for each of the fiscal years 2022, 2023 and 2024. Please revise to add a separate question and answer to discuss the earn-out in greater detail to include the achievement thresholds, the total shares issuable and the value of such shares.
Q: Will I experience dilution as a result of the Business Combination?, page 8

9. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business
         Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
10. We note that based on your disclosure on page 141, underwriting fees remain constant and
FirstName LastNameYongsheng Liu
       are not adjusted based on redemptions. Please revise to disclose, in this section, the
Comapany    NameSunCar
       effective          Technology
                 underwriting fee on a Group Inc. basis for shares at each redemption level percentage
Augustpresented   in your
        5, 2022 Page  3 sensitivity analysis related to dilution.
FirstName LastName
 Yongsheng Liu
FirstName  LastNameYongsheng
SunCar Technology  Group Inc. Liu
Comapany
August     NameSunCar Technology Group Inc.
       5, 2022
August
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Summary of the Proxy Statement/Prospectus, page 12

11. We note SunCar's corporate structure chart on page 19. Please disclose the holders of the other remaining interests in Beijing Beisheng United Insurance Agency Co. Limited and
         Shanghai Shengshi Dalian Automobile Service Co., Limited.
12. Disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions or approvals requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. With respect to each permission or approval, please revise to state whether you relied on an opinion of counsel in making such a determination. If so, please name counsel and file the consent of counsel as an exhibit. To the extent that you did not rely on counsel, please revise to state as much and state why such an opinion was not obtained. In this regard, we note certain references to Allbright Law Offices as PRC Counsel. Please revise as applicable and provide the required consent.
13. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally, please revise to include the disclosure requested in comments 4 and 5 above.
14. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
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SunCar Technology  Group Inc. Liu
Comapany
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Summary of Risk Factors
Risks Related to Doing Business in China, page 19

15. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references from each summary risk factor to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Comparative Per Share Information, page 23

16. Please explain why GBRG has a positive book value per share as of March 31, 2022 when its balance sheet had negative shareholders' equity at this date. Please advise or revise as appropriate.
Risk Factors, page 25

17. We note your statements on pages 26 and 39 regarding the potential impacts of inflation, with respect to the increase in labor costs in China and more generally, with respect to the economic environment in recent years. Please expand to identify the principal factors contributing to the inflationary pressures that you have experienced and clarify the resulting impact to the company, specifically with respect to your products and services.
         Additionally, please disclose whether recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
18. We note your statements on pages 26 and 39 that your supply chain may be impacted by
         "unexpected demand, problems in production or distribution, acts of terrorism, financial or other difficulties of suppliers, labor issues, inclement weather, natural disasters such as floods, drought and hurricanes, outbreak of armed conflicts or disease, such as the war in
         Ukraine or COVID-19, or other conditions." Please update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
19. We note your statements regarding the potential effects that the military conflict between
         Russia and Ukraine may have on supply chain, which may in turn negatively impact your
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FirstName  LastNameYongsheng
SunCar Technology  Group Inc. Liu
Comapany
August     NameSunCar Technology Group Inc.
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         business. Please revise to disclose specifically how your business may be impacted, for example discuss whether you have or expect to experience labor shortages that impact your business and experience cybersecurity attacks in your supply chain. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
20. We note your disclosure on page 52 about the Holding Foreign Companies Accountable
         Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
"Our historical business growth and profitability may not be indicative of future performance...", page 25

21. Please revise to discuss SunCar's net losses for 2020 and 2021. "Any breaches to our security measures, including unauthorized access to our systems, computer viruses and cyber attacks . . . ", page 27

22. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Please discuss the measures you have taken to mitigate these risks.
"The Chinese government exerts substantial influence over the manner in which we must conduct our business activities...", page 41

23. We note your disclosure in this risk factor related to permissions requirements from the
         China Securities Regulatory Commission (CSRC) and Cyberspace Administration of
         China (CAC) is overly vague and inconclusive. Please revise to explicitly state whether you or your subsidiaries are covered by permissions requirements from the CSRC,
         CAC or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. To the extent you conclude no permissions or approvals are required or are applicable, please discuss the basis for these conclusions to include whether an opinion of counsel was obtained. "We may become subject to a variety of laws and regulations in the PRC ...", page 45

24. We note your statement that "[o]ur PRC subsidiaries currently have obtained all material permissions and approvals required for our operations in compliance with the relevant
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         PRC laws and regulations in the PRC, including the business license. In the event that the applicable laws, regulations or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.
Risk Factors Relating to Goldenbridge's Business, page 57

25. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent trading prices of ordinary shares exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Capitalization, page 72

26. Please revise to include Suncar's historical non-controlling interests as a component of its total capitalization as of March 31, 2022. Also, the "as adjusted" assuming no redemption and assuming maximum redemption capitalization amounts should also be revised to include the non-controlling interests as a component of total capitalization.
Redemption Rights, page 75

27. Please update this section to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.
Differences between PubCo's Memorandum and Articles of Association and GBRG's Memorandum and Articles of Association, page 79

28. We note that following the business combination PubCo will have a duel-class structure with super voting Class B Ordinary shares. Please disclose this material difference and add a question and answer to address this change and the resulting voting power the Class
         B holders will possess after the business combination.
29. We note that following the business combination PubCo will have a new Memorandum and Articles of Association which will differ from Goldenbridge's existing charter to include certain changes which appear to substantively affect Goldenbridge's shareholder rights, i.e. the adoption of a duel-class structure with super voting Class B
         Ordinary shares. Please include a separate proposal which gives Goldenbridge's shareholders an opportunity to express their views on PubCo's new Memorandum and
         Articles of Association and any material provisions which will establish their substantive rights as shareholders in PubCo. Alternatively, tell us why you do not believe you are required to give Goldenbridge's shareholders the opportunity to vote on these material
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         changes to the securities that they will be receiving in this transaction.
Material U.S. Federal Income Tax Consequences, page 79

30. Please file a tax opinion that addresses the material federal income tax consequences to investors of the Reincorporation Merger and the Acquisition Merger, and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 601(b)(8) of Regulation S-K and
Section III.A.2 of
         Staff Legal Bulletin No. 19.
31. Please revise to remove all language stating that the information in this section is a
         "general discussion" and "summary" or that "it should not be construed as tax advice."
         Investors are entitled to rely on the opinion expressed. Refer to
Section III.D.1 of Staff
         Legal Bulletin No. 19.
32. Please revise to address and express a conclusion for each material federal tax consequence. A description of the the law is not sufficient. Rather, the tax opinion must opine on the material tax issues. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the
         tax consequences of the transaction, counsel may issue a    should
or    more likely than
         not    opinion to make clear that the opinion is subject to a degree of uncertainty. In such
         cases, counsel should explain clearly why it cannot give a    will
opinion. Refer
         to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No.
19. Additionally, please
         revise the proxy statement/prospectus throughout to include the applicable questions and answers and risk factors.
Interests of Certain Persons in the Business Combination, page 92

33.      Please revise your disclosure, here and elsewhere, as appropriate to:

                Quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
              Include the current value of securities held, loans extended, fees due, and out-of-
              pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.
              Provide similar disclosure for the company   s officers and
directors, if material. In this
              regard, we note the Insider Share Purchase Agreement should be discussed and disclosed.

                Highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

                Clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
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SunCar Technology  Group Inc. Liu
Comapany
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34.      Please revise here, and elsewhere as appropriate, to:

                Highlight all material interests in the transaction held by the sponsor and the
              company   s officers and directors. This could include fiduciary
or contractual
              obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

                Please expand your disclosure regarding the sponsor   s
resulting ownership interest in
              SunCar. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
Regulatory Approals, page 94

35. In each instance where you mention SunCar's PRC legal advisor, please revise to name such advisor and include their consent as an exhibit.
Background of the Business Combination, page 95

36. Please revise to summarize the material discussions and negotiations surround the determination of the consideration to be paid in connection with the business combination. Please state the reasons for the difference in valuation between GBRG and
         SunCar. Additionally, please disclose how the earn-out milestones were determined and how it was determined that only the Chief Executive Officer of SunCar would receive such earn-out shares.
37. Please describe, in detail, the reasons that GBRG determined that SunCar offered the most compelling business combination opportunity and any discussions and/or negotiations surrounding the material terms and the entry into the letter of intent with SunCar on May
         5, 2022.
38. We note the discussions and negotiations between GBRG and SunCar in April and May of
         2022. Please revise to provide a detailed description of such events, including:

                The competitive environment and growth opportunities discussed on April 27, 2022.

                How the form of letter of intent delivered by GBRG on April 29, 2022 came about and disclose how such valuations were determined. In this light, we note that the conference call on April 29, 2022 specifically did not specify any proposed terms for the transaction. Please clarify how valuations in the form of letter of intent were determined.

                The commercial and legal matters discussed on April 30, 2022 and how GBRG determined to propose the pre-money enterprise value of SunCar and SunCar's reasoning for its proposed valuation. Please also disclose how GBRG determined the valuation and its terms (such as the performance targets) and the reasons for the
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SunCar Technology  Group Inc. Liu
Comapany
August     NameSunCar Technology Group Inc.
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              changed terms that were presented in the modified draft letter of intent.

                The estimate of the total transaction costs of the Business Combination and to the extent that estimate has differed materially from the current estimated transaction costs, please revise to disclose the reasons why.

                The discussions and negotiations that lead to the terms and signing the May 5, 2022 letter of intent.

                A summary of the material terms of all items discussed between May 6 and May 23,
              2022.
39. We note that GBRG engaged Maxim to introduce suitable business combination targets to
         GBRG. Please disclose the date on which GBRG engaged Maxim and disclose the number of targets that Maxim introduced to GRBG. Additionally, please quantify the aggregate fees payable to Maxim upon completion of the business combination, including any fees in connection with introductions to target companies, outside of the $2,012,500 payable upon consummation of the Business Combination. If applicable, disclose the potential conflict of interest of Maxim and any related risk factors that have or may arise from engaging Maxim in this capacity and as an underwriter in your initial public offering.
40. Please revise to more fully describe the role of SunCar's financial advisors, Chain Stone
         Capital Limited and Trans Asia Capital Management Ltd in the transaction. Additionally, please disclose the compensation that the SunCar financial advisors received in connection with their role in the business combination.
Certain Prospective Operational and Financial Information, page 97

41. We note your statement that "SunCar has not warranted the accuracy, reliability, appropriateness or completeness of the SunCar Management Projections to anyone, including to GBRG." Please revise to remove this statement as it is inappropriate to disclaim responsibility for disclosure appearing in the proxy statement/prospectus.
42. We note the SunCar Management Projections. Please disclose, in detail, the material underlying assumptions, estimates, and bases for the projections, including specific information and/or quantitative information relied upon in calculating the projections for
         SunCar as a whole and each of SunCar's business lines.
Goldenbridge's Board of Director's Reasons for Approving the Business
Combination
Engagement of Financial Advisor to Goldenbridge, page 97

43.      Please disclose the reason that GBRG retained CHFT for a valuation opinion.
         Additionally, please disclose the scope of the opinion and the information about the opinion that is required by Item 1015(b) of Regulation M-A and include the opinion as an exhibit or annex to the proxy/registration statement. Refer to Item 21(c) of Form F-4. As
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SunCar Technology  Group Inc. Liu
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         a related matter, in an appropriate place in your filing please disclose the compensation paid to CHFT in connection with this valuation opinion. Additionally, please disclose whether CHFT was retained to provide any additional services, the related fees, and whether those fees are conditioned upon the completion of the transaction.
Valuation Analysis of CHFT as an Independent Professional Valuer to SunCar, page 98

44. We note CHFT's Valuation Analysis. With respect to the Guideline Public Company
         Analyses, please disclose the comparable financial, operating, and sector-specific characteristics for each company and disclose why such information was comparable to
         SunCar. Additionally, please disclose the breakdown of the trading multiples for each selected peer group company. In this regard, for each peer group company, disclose the calculated multiple and the associated inputs, i.e. enterprise value and 2023E sales.
Goldenbridge Board's reasons for the approval of the Business Combination, page 100

45. We note that the GBRG Board received an valuation opinion from CHFT. Please revise to discuss what consideration was given to this opinion.
46. We note the factors that the GBRG Board considered in supporting its decision to enter into the Merger Agreement and related agreements and transactions. Please revise to provide additional disclosure that provides insight into and context for how each factor supports the GBRG Board's recommendation. Additionally, we note that the GBRG
         Board considered a number of SunCar business-specific factors such as quality and value of the intellectual property, nation-wide supplier and sales partner network, etc. Please revise to discuss these considerations in greater detail to include how each factor supports the GBRG Board's recommendation.
47. In recommending the transaction, we note that the GBRG Board considered the terms of the Merger Agreement. Please revise to state whether the GBRG Board considered the consideration to be paid for the target company in recommending the transaction and if not, why not.
Industry Overview Of SunCar, page 106

48. We note that Forest & Sullivan prepared a report for SunCar that you are relying on.
         Please revise to file Forest & Sullivan's consent as an exhibit. Additionally, please revise your disclosure to note specifically when you are relying on the Forest & Sullivan report and provide sources for the statements that do not rely on information from the Forest
         & Sullivan report.
Business of SunCar , page 109

49. Please revise to cite sources of information for statements made in this section, or otherwise characterize such statements as management's beliefs. Where you make quantitative representations about your business, please revise to provide such information
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         for each of the same periods presented in your financial statements. Where you make quantitative statements about your position in the market, please provide sufficient context so that investors can fully understand your market share and reach. Further, where you provide information about your geographic location in China, please revise to highlight the specific locations, and if relevant, the number of customers in each location. Some examples of the foregoing include statements such as:

                "The after-sales market is highly fragmented, complex and localized, with non-
              standard quality specifications."

                "We had over 1,200 clients using our services by the end of 2021, generating over
              700 customized service solutions running on over 1,100 client applications. We have developed a network of over 42,000 suppliers in over 2,500 districts and counties in
              China, completing over 91 million service orders within the last 5 years."

                "We are now working with 8 mainstream NEV and smart car panel players, embedding our after-sales service solutions into their online applications and panels, and providing various insurance products to NEV owners."

                "Our one stop after-sales solution connects our clients with full spectrum services covering most places in China, while we provide quality standard supervision, data security and on-demand flexibility."
50. We note your statement that "[a]s of 2021, we rank first in China in both the enterprise automotive after-sales services market in terms of revenue, and in the online auto insurance intermediaries in terms of auto insurance premium facilitated for NEVs ... ."
         Please disclose how many competitors are in this space. With respect to online auto insurance premiums facilitated for NEVs, please clarify if this is a reference to the number of premiums facilitated or total amount of premiums facilitated.
51. We note that you have started making technologies for new business lines, including working on a SaaS model product offering and plan to gradually turn suppliers into technology customers. Please revise to disclose the steps taken towards this new business line and your estimated timeline for growing this business.
Direct synergies between our two major business segments, page 112

52. We note your disclosure on page 111 that by the end of 2021, you engaged with 85 insurance companies and over 600 insurer branches. Please revise to give an indication of what percentage or market share of the insurance market that you currently do business with. Additionally, please revise to discuss the differences between insurance companies and insurer branches. We also note your disclosure on page 112, that as of December 31,
         2021, you had 190 of your engaged insurances companies and their branches as after-sales service clients. Please revise to distinguish how many of the 190 were insurance companies and how many were insurer branches. To the extent that the type of
 Yongsheng Liu
FirstName  LastNameYongsheng
SunCar Technology  Group Inc. Liu
Comapany
August     NameSunCar Technology Group Inc.
       5, 2022
August
Page 135, 2022 Page 13
FirstName LastName
         breakdown has an impact on your business or there are higher revenues or fees that result from insurance companies vs. insurer branches, please revise to state as much.
Our Value Propositions, page 113

53. Please provide additional support for statements made in this section. Either provide quantitative results or state that you are relying on management's beliefs or otherwise.
Our Automotive After-Sales Services Business Process, page 115

54. We note that in 2021, you terminated 52 of your after-sales service providers. Please disclose the impact, if any, that these terminations had on your revenues.
Growth Strategy, page 119

55. We note your statement on page 119 regarding the after-sales market in China, that
         "[a]ccording to Frost & Sullivan, in 2021, the top 5 services providers account for 40.3%
         market share." We also note on page 124, you disclose that your market share is 13.9%
         among the automotive after-sales services market. Please disclose the percentage of market share held by the other top four services providers. Competition, page 120

56.      We note your statement that "[a]s competition in China   s integrated
automotive after-sales
         service market intensifies, we believe that we are well positioned to take advantage of opportunities in this growing industry." Please disclose the reason(s) that you are well positioned in this way.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
SunCar, page 124

57. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation.
58. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Related Party Transactions, page 146

59. Please revise to provide all of the related party information required by Item 18 of Form
         F-4 and Item 7.B of Form 20-F with respect to the Working Capital Loans and the transactions described in the "Amounts due to related parties." Unaudited Pro Forma Condensed Combined Statements of Operations, page 153
 Yongsheng Liu
FirstName  LastNameYongsheng
SunCar Technology  Group Inc. Liu
Comapany
August     NameSunCar Technology Group Inc.
       5, 2022
August
Page 145, 2022 Page 14
FirstName LastName

60. Please revise to disclose the historical basic and diluted per share amounts and weighted average number of shares outstanding for SunCar. Refer to Rule 11-02(a)(9) of
         Regulation S-X.
61. Please revise your pro forma condensed combined statement of operations to present the
         Company's net income or loss only from continuing operations. Refer to the guidance in
         Rule 11-02(b)(1) of Regulation S-X.
62. The disclosure on page F-16 indicates that the monthly fee of $10,000 which became payable to Golden Bridge Capital Limited on June 1, 2020 will terminate upon completion of a business combination. Please revise to include a pro forma adjustment eliminating these monthly fees from the pro forma condensed combined statement of operations.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 155

63. Refer to footnote 3.(5) - Please revise to explain how you calculated or determined the various pro forma adjustments reflected in adjustment (5).
4. Income per Share, page 156

64. The pro forma net income from continuing operations under each scenario used to calculate pro forma basic and diluted net income per share does not agree to the amounts reflected in the unaudited pro forma condensed combined statement of operations on page
         153. Please reconcile and revise these disclosures.
PubCo's Directors and Executive Officers After the Business Combination Committees of PubCo's Board of Directors, page 166

65. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with SunCar's supply chain/suppliers/service providers.
Security Ownership of Certain Beneficial Owners and Management Prior to the Business
Combination, page 169

66. Please disclose the the natural person(s) who have voting and/or investment control over the shares held by Golden Bridge Holding, LLC, Scienjoy Inc., Lucky Link International
         Limited, and Space Summit Capital LLC.
Security Ownership of the Combined Company After the Business Combination, page 170

67. Please disclose the the natural person(s) who have voting and/or investment control over the shares held by KMBP Holdings Limited, SSDL Holdings Limited, and YSY Group
         Limited.
 Yongsheng Liu
SunCar Technology Group Inc.
August 5, 2022
Page 15
Auto Services Group Limited Financial Statements
Note 2. Summary of Significant Accounting Policies
(k) Revenue recognition, page F-53

68. Please provide us with your analysis of how you determined that you only have one performance obligation related to your various after-sale services included in your contracts with customers. Please clarify if the various services are provided throughout the contract term or the services are limited to a number of occurrences specified in the contracts. Also, please explain why the service coupons are not recognized over time as the services are provided. Refer to ASC 606-10-25-14 and 15 for guidance.
69. We note your disclosure on page 124 that services are ultimately provided to end-
         customers of your enterprise clients by after-sales service providers you engage through your online platform. We also note you control the right to services before the services are provided to customers. Please clarify if your right to service includes the ability to direct that party to provide the service to the customer on your behalf. Refer to ASC 606-
         10-55-37A.
General

70. We note that GBGR is a British Virgin Islands company with principal executive offices in Hong Kong. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies, specifically with respect to any issues that may prevent the company from consummating the Business Combination.
71. In an appropriate place in the proxy statement/prospectus, for example, in your risk factor on page 70 where you discuss service of legal process, please name the directors, officers, or members of senior management located in the PRC/Hong Kong and include a separate
         "Enforceability" section that addresses whether or not investors may being actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the
         United States.
       You may contact Tony Watson at 202-551-3318 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any other questions.



FirstName LastNameYongsheng Liu                                  Sincerely,
Comapany NameSunCar Technology Group Inc.
                                                                 Division of
Corporation Finance
August 5, 2022 Page 15                                           Office of
Trade & Services
FirstName LastName